Exhibit 5.1

CONSENT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

We hereby consent to the incorporation by reference in this Registration Statement on Form F-10 of our reports dated March 29, 2012 relating to the consolidated financial statements of Veris Gold Corp. (formerly Yukon-Nevada Gold Corp.) and subsidiaries (the “Company”) (which report expresses an unqualified opinion and includes an emphasis of matter paragraph referring to the existence of conditions that may cast substantial doubt about the Company’s ability to continue as a going concern) and the effectiveness of the Company’s internal control over financial reporting, which appear in the Company’s Annual Report on Form 40-F for the year ended December 31, 2011.

We also consent to the reference to us under the headings “Interest of Experts.”

/s/ Deloitte & Touche LLP

Independent Registered Chartered Accountants
Vancouver, Canada
October 18, 2012